 Exhibit 99.1

3 Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NeuroDerm Announces Fourth Quarter and Full Year 2016

Financial Results

- Files Annual Report on Form 20-F –

- Company to Host Conference Call and Webcast Today at 8:30 a.m. ET -

REHOVOT, Israel – March 30, 2017 – NeuroDerm Ltd. (Nasdaq: NDRM), a clinical stage pharmaceutical company developing drug-device combinations for central nervous system (CNS) disorders, today announced financial results for the fourth quarter and 2016 fiscal year ended December 31, 2016, and has filed its annual report on Form 20-F for the fiscal year ended December 31, 2016 with the U.S. Securities and Exchange Commission (the SEC).

“We are pleased to have achieved multiple value creating clinical and corporate milestones in the past 12 months and are making further progress toward our goal of making important new therapies available to patients with Parkinson’s disease,” said Oded Lieberman, PhD, CEO of NeuroDerm. “With positive results in our phase 2 efficacy trial of ND0612 in patients with advanced Parkinson’s disease and productive meetings with U.S. and EU regulatory authorities, we believe that we are well positioned to execute our development programs for ND0612 lead product candidates, and further advance ND0701, our apomorphine liquid formulation, in 2017. We remain on track to submit regulatory applications for ND0612 in the U.S. and EU in 2018, and look forward to initiating our follow-on PK study for ND0701 in the second half of this year.”

Upcoming Milestones

The currently anticipated timelines for the ongoing and upcoming clinical trials are as follows:

ND0612

U.S. Regulatory Pathway

•	Two PK trials: initiation expected in the second half of 2017

EU Regulatory Pathway

•	iNDiGO phase III efficacy trial (trial 007): amending and restarting based on recent feedback from the EMA; trial completion expected in parallel with BeyoND study

U.S. and EU Regulatory Pathway

•	BeyoND long term safety trial (trial 012): ongoing enrollment expected to complete in 2017 in time to support 2018 study completion and submission of regulatory applications

ND0701

•	Follow-on PK study for ND0701: initiation expected in the second half of 2017
•	Meeting with the EU regulatory authorities: first half of 2017

3 Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

Financial Results for the Quarter Ended December 31, 2016

Research and development expenses, net were $9.5 million in the three months ended December 31, 2016 compared to $4.1 million in the same period in 2015. The increase was primarily due to an increase in subcontractors and materials, mainly from the Company’s ongoing clinical trials.

General and administrative expenses were $1.7 million in the three months ended December 31, 2016 compared to $2.0 million in the same period in 2015. The decrease was primarily due to a decrease in share-based compensation expenses.

The Company reported a net loss of $11.1 million in the three months ended December 31, 2016 compared to $6.7 million for the same period in 2015. The increase in net loss was primarily due to the increase in research and development expenses, net, which was partially offset by a decrease in financial expenses as a result of a change in our functional currency, from New Israel Shekel to the U.S. dollar, effective January 1, 2016.

Financial Results for the Fiscal Year Ended December 31, 2016

Research and development expenses, net, were $27.0 million for the year ended December 31, 2016 compared to $12.8 million for the year ended December 31, 2015. The increase was primarily due to an increase in subcontractors and materials, mainly from ongoing clinical trials and an increase in Payroll and related expenses.

General and administrative expenses were $6.1 million for the year ended December 31, 2016 compared to $5.2 million for the year ended December 31, 2015. The increase was primarily due to an increase in Payroll and related expenses.

The Company reported a net loss of $32.5 million for the year ended December 31, 2016 compared to $15.6 million for the same period in 2015. The increase in net loss was primarily due to the increase in research and development expenses, net, and a decrease in financial income as a result of a change in our functional currency, from New Israel Shekel to the U.S. dollar, effective January 1, 2016.

As of December 31, 2016, the Company had cash and cash equivalents and short-term bank deposits totaling $152.2 million.

The Company is a clinical-stage pharmaceutical company with a limited operating history, has not yet generated revenue from its operations and continues to incur significant research and development and other expenses related to its ongoing operations. Accordingly, there is no assurance that the Company’s business will generate positive cash flow. As of December 31, 2016, the Company had an accumulated deficit of $180.7 million and its activities have been funded through public and private offerings of the Company's securities and issuance of convertible loans and warrants.

Form 20-F Filing

NeuroDerm has filed its annual report on Form 20-F for the fiscal year ended December 31, 2016 with the SEC. The annual report on Form 20-F, which contains NeuroDerm’s audited financial statements, can be accessed at the SEC's website at http://www.sec.gov as well as via the Company's investor relations website at http://ir.neuroderm.com. The Company will deliver a hard copy of its annual report on Form 20-F, including its complete audited financial statements, free of charge, to its shareholders upon request to roy@neuroderm.com.

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3 Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

Conference Call Details

NeuroDerm will host a conference call at 8:30 a.m. ET today to discuss the Company’s fourth quarter and fiscal year 2016 financial results. Individuals can access the webcast in the Events and Presentations section of the Investor Relations page at NeuroDerm.com or by dialing 844-452-2810 (U.S.) or 574-990-9831 (outside of the U.S.). The passcode is 89081893. A webcast will be archived on the website.

About NeuroDerm

NeuroDerm is a clinical-stage pharmaceutical company developing drug-device combinations for central nervous system (CNS) disorders that are designed to overcome major deficiencies of current treatments and achieve enhanced clinical efficacy through continuous, controlled administration. NeuroDerm has three product candidates in different stages of development which offer a solution for almost every Parkinson’s disease patient from the moderate to the very severe stage of the disease. NeuroDerm has developed a line of levodopa and carbidopa (LD/CD) product candidates administered through small belt pumps that deliver a continuous, controlled dose of LD/CD. The LD/CD product candidates are ND0612L and ND0612H, which are used for treatment of moderate and advanced Parkinson’s disease patients, respectively, and which are delivered subcutaneously. In addition, NeuroDerm is developing ND0701, a novel subcutaneously delivered apomorphine formulation for patients who suffer from moderate to severe Parkinson’s disease and who do not respond well to LD/CD. NeuroDerm is headquartered in the Weizmann Science Park in Rehovot, Israel.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "future," "will," "seek" and similar terms or phrases. The forward-looking statements contained in this press release are based on management's current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2016 filed with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

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3 Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NEURODERM LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(U.S. dollars in thousands, except share data)

	December 31,
Assets:	2015	2016

Current assets:
Cash and cash equivalents	$84,735	$107,178
Short-term bank deposits	15,103	45,058
Prepaid expenses and receivables	625	2,666
	100,463	154,902
Non-current assets:
Restricted bank deposits	104	105
Long-term prepaid expenses	149	141
Property, plant and equipment, net	152	915
	405	1,161
Total assets	$100,868	$156,063

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3 Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NEURODERM LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(U.S. dollars in thousands, except share data)

	December 31,	December 31,
Liabilities and Shareholders’ Equity:	2015	2016
Liabilities:
Current liabilities:
Accounts payable:
Trade	$592	$1,736
Other	3,176	4,757
	3,768	6,493
Shareholders payable	44	-
Total Liabilities	3,812	6,493
Shareholders’ Equity:
Share capital:
Ordinary Shares, NIS 0.01 par value – authorized – 160,000,000 shares at December 31, 2015 and 2016, issued and outstanding –21,609,787 and 26,335,098 shares at December 31, 2015 and 2016, respectively	37	49
Additional paid-in capital	239,293	320,339
Share-based compensation capital reserve	8,004	11,956
Accumulated deficit	(148,238)	(180,734)
Foreign currency translation differences	(2,040)	(2,040)
Total shareholders' Equity	97,056	149,570
Total liabilities and shareholders' Equity	$100,868	$156,063

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3 Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NEURODERM LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except per share data)

	Year ended December 31,		Three months ended December 31, (unaudited)
	2015	2016	2015	2016
Operating expenses:
Research and development	$13,715	$27,005	$4,310	$9,515
Participation in research and development	(908)	-	(183)	-
Research and development, net	12,807	27,005	4,127	9,515
General and administrative	5,163	6,087	2,038	1,656
Operating loss:	17,970	33,092	6,165	11,171
Financial income	2,379	616	124	85
Financial expenses	18	20	689	10
Financial expenses (income), net	(2,361)	(596)	565	(75)
Net loss	15,609	32,496	6,730	11,096
Other comprehensive (income) loss -
Items that will not be reclassified to profit or loss -
Foreign currency translation differences	1,741	-	(569)	-
Total comprehensive loss	$17,350	$32,496	$6,161	$11,096
Basic and diluted loss per ordinary share	$0.82	$1.48	$0.31	$0.49

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3 Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NEURODERM LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended December 31,		Three months ended December 31, (Unaudited)
	2015	2016	2015	2016
Cash flows from operating activities:
Net loss	$(15,609)	$(32,496)	$(6,730)	$(11,096)
Adjustments in respect of:
Depreciation	44	90	12	29
Share-based compensation to employees and service providers	2,913	3,952	1,046	996
Interest and exchange differences on Short- term deposits and restricted deposits	296	44	49	12
Exchange differences in respect of cash and cash equivalents	(2,184)	(34)	623	38
	1,069	4,052	1,730	1,075
Changes in asset and liability items:
Decrease (increase) in prepaid expenses and receivables (including non-current portion)	(271)	(2,021)	9	(810)
Increase (decrease) in accounts payable:
Trade	540	1,144	(379)	93
Other	(167)	1,581	740	1,322
Payment of shareholders' interest payable	(993)	(44)	-	-
	(891)	660	370	605
Net cash used in operating activities	(15,431)	(27,784)	(4,630)	(9,416)
Cash flows from investing activities:
Purchase of property, plant and equipment	(73)	(853)	(18)	(243)
Investment in short- term bank deposits	(23,510)	(69,000)	-	(45,000)
Proceeds from short-term bank deposits	8,545	39,000	-	8,000
Restricted bank deposits, net	(54)		(54)
Net cash provided by (used in) investing activities	(15,092)	(30,853)	(72)	(37,243)
Cash flows from financing activities -
Proceeds from exercise of options granted to employees	122	236	76	26
Issuance of ordinary shares, net of issuance costs	71,902	80,810	-	80,810
Net cash provided by financing activities	72,024	81,046	76	80,836
Increase (decrease) in cash and cash equivalents	41,501	22,409	(4,626)	34,177
Balance of cash and cash equivalents at beginning of the period	43,238	84,735	89,482	73,039
Foreign currency translation differences in respect of cash and cash equivalents	(2,188)	-	502	-
Exchange differences in respect of cash and cash equivalents	2,184	34	(623)	(38)
Balance of cash and cash equivalents at end of period	$84,735	$107,178	$84,735	$107,178

Supplementary information:
Interest received from cash and cash equivalents and bank deposits	164	646	65	118
Investing activities not involving cash flows- Receivables due to issuance of ordinary shares	-	12	-	12

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3 Pekeris St., Rabin Science Park, Rehovot 7670212, ISRAEL. Tel: 972-8-9462729, Fax: 972-8-9461729

NeuroDerm Contact:

Oded S. Lieberman, PhD, CEO

oded@neuroderm.com

Tel.: +972-8-946 2729

Cell: +1-617-517 6077

U.S. Investor Contact:

David Carey

Lazar Partners Ltd.

dcarey@lazarpartners.com

+212-867-1768

U.S. Media Contact:

Erich Sandoval

Lazar Partners Ltd.

esandoval@lazarpartners.com

+917-497-2867

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